(6.18.04)

Resolutions Authorizing an Institution to Open and Maintain Accounts and Use Services

As evidenced by my signature below, I certify that the following are correct and complete copies of the resolutions duly adopted on 11-04-2019 (date) by the board of directors of

EUGENE WINSTON WHEELER JR (official name of banking institution) ("Institution"), a banking corporation duly established and operating under the laws of State of Ohio, United States of America, with its head office located at 848 FRANKLIN RD NE, MASSILLON, OHIO 44646, in accordance with applicable law and the Institution's chartering documents. I also certify that such resolutions have not been modified, remain in effect, and are not in conflict with any provisions of the Institution's certificate of incorporation, by-laws, or chartering and/or licensing statutes or requirements:

1. RESOLVED, that the Institution is authorized to open and/or maintain a Master Account at the Federal Reserve Bank of the District in which the Institution is located, to agree to all of the provisions of the Federal Reserve Banks' Operating Circular No.1, Account Relationships, to obtain services from and incur obligations to any Federal Reserve Bank, and to agree to all of the provisions of the Federal Reserve Banks' operating circulars covering such services.

2. RESOLVED, that the President, the Chief Financial Officer, Cashier, and ____________________

   MASTER ACCOUNT HOLDER
   (exact titles of officials, or if Institution chooses to authorize specific individuals, insert names and titles of such individuals)

   of the Institution, and each of their successors in office, are each hereby authorized and directed to transmit to the Federal Reserve Banks a list of the names, titles and signatures of persons to be recognized as authorized to apply for a Master Account in the Institution's name, execute agreements relating to such account or any Federal Reserve Bank services, issue instructions on the Institution's behalf to any Federal Reserve Bank, and transact business on the Institution's behalf.

3. RESOLVED, that the officials designated in the foregoing resolutions are each hereby authorized to do any and all acts that may be necessary or incidental to any transaction authorized by the relevant resolution, or that may be designed to carry out the purpose of such resolution; and that such resolution and all the powers hereby granted shall continue in full force until written notice of revocation has been received by the Federal Reserve Bank of the District in which the Institution is located and such Federal Reserve Bank has had reasonable time to act on such notice.

4. RESOLVED, that all prior resolutions regarding accounts with Federal Reserve Banks and/or the use of Federal Reserve Bank services (other than resolutions authorizing the Institution to borrow from and pledge collateral to a Federal Reserve Bank and resolutions relating to daylight overdraft capacity and net debit caps) are hereby revoked.


Eugene Winston Wheeler Jr.
CORPORATE
SEAL
1963
OHIO

(Signature of certifying official)*

Wheeler, Eugene Winston Jr, Authorized Signatory
(Name and Title)

11-04-2019
(Date)

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

---

* The certifying official must be the Secretary or Assistant Secretary of the Institution or another officer of similar or higher rank. The official also must have the authority to certify the statements in this document and may not be a person authorized in Paragraph 2.









FEDERAL RESERVE FINANCIAL SERVICES

Federal Reserve Bank Official Authorization List

FRBservices.org

This supersedes our previous Official Authorization List? * *(If neither is selected, previous list will also remain in effect)*	☑ Yes	☐ No
Financial Institution Name* EUGENE WINSTON WHEELER JR	Routing (ABA) Number* 0093669648	
Effective Date* 11/04/2019	Street Address* 848 FRANKLIN ROAD N.E.	
Telephone* (216) 924-2224	Street Address	
City* MASSILLON	State* Ohio	Zip Code* 44646

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature*		Title* MASTER ACCOUNT HOLDER		
Name *	First* EUGENE	Middle Initial W	Last* WHEELER	Suffix JR
Phone* (216) 924-2224	Extension	Email Address* GENO.WHEELER@YAHOO.COM		

Notary Public Authentication of Authorizing Officer*

State of Ohio)
County of Stark)
Subscribed and sworn to before me on 4 Nov, 2019

By Kimberly A. Chapman.
(Authorizing Officer's Printed Name)

Kimberly A. Chapman
Notary Public Signature

(Notary Seal w/expiration date)

NOTARIAL SEAL STATE OF OHIO

KIMBERLY A. CHAPMAN
Notary Public, State of Ohio
My Commission Expires 02-20-2023

Certifying Official (The section must be completed if Paragraph 2 of your Institution's authorizing Resolutions identifies Authorized Officers by title only. The Certifying Official must be the Secretary or Assistant Secretary of the institution or an officer of similar or higher rank. The official must also have the authority to certify the statements in this document.)

I, ______________________,
(Certifying Official's Printed Name and Title)
of the above Institution, do hereby certify that

______________________ is a
(Authorizing Officer's Printed Name)

______________________ of such Institution.
(Title of Authorizing Officer)

Wheeler, Eugene Winston Jr.
Certifying Official Signature

Eugene Winston Wheeler Jr. CORPORATE SEAL 1933 Ohio

Notary Public Authentication of Certifying Official

State of Ohio)
County of Stark)
Subscribed and sworn to before me on 4 Nov, 2019

By Kimberly A Chapman.
(Certifying Official's Printed Name)

Kimberly A. Chapman
Notary Public Signature

(Notary Seal w/expiration date)

NOTARIAL SEAL STATE OF OHIO

KIMBERLY A. CHAPMAN
Notary Public, State of Ohio
My Commission Expires 02-20-2023





11-04-2019 - 0093669648

Federal Reserve Bank
Official Authorization List

To the Federal Reserve Banks: Below are the names, titles, and signatures of the individuals authorized to transact business and issue instructions (except for Discount Window, Operating Circular 10, transactions) on behalf of the Institution identified on page one of this document.

Name:	First: EUGENE	Middle Initial: W	Last: WHEELER	Suffix: JR
Phone: (216) 924-2224			Extension:	
Title: MASTER ACCOUNT HOLDER			Email: GENO.WHEELER@YAHOO.COM	
Signature:			Limitations to Authority: (leave blank if none)	

Name:	First:	Middle Initial:	Last:	Suffix:
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

Name:	First:	Middle Initial:	Last:	Suffix:
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

The Authorizing Officer on Page 1 of this document is required to sign each page of the Official Authorization List.

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature*	Wheeler, Eugene Winston		Title*: MASTER ACCOUNT HOLDER	
Name*	First*: EUGENE	Middle Initial: W	Last*: WHEELER	Suffix: JR

Eugene Winston Wheeler Jr. CORPORATE SEAL 1963 OHIO

Void Where Prohibited By Law
Encouraged Where Endorsed By Public Policy

You may add additional signers by completing this pa[...]mitting it with your request. Please indicate the total number of pages, including the first/no[...]ely at the top right hand corner of this document.

Last Updated: 08/2012

Wheeler, Eugene Winston Jr

EUGENE WINSTON WHEELER JR



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